UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                               WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE




                                                               March 3, 2020


  Via Email

  Jonathan A. Shaw
  Chief Executive Officer
  Evans & Sutherland Computer Corporation
  770 Komas Drive
  Salt Lake City, Utah 84108

          Re:     Evans & Sutherland Computer Corporation
                  Schedule 14D-9 filed on February 27, 2020
                  File No. 005-09915

  Dear Mr. Shaw:

          The staff in the Office of Mergers and Acquisitions has reviewed the filing listed above, and we have the comments set forth below. All defined terms used herein have the same meaning as in the Schedule 14D-9. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

         Please respond to this letter by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  Schedule 14D-9

  Item 4. The Solicitation or Recommendation, pages 13-32

      1. You disclose that the Board considered alternative proposals contained in the Initial
         Proposal, but determined it was not interested in an investment by Mirasol or its affiliates instead of an acquisition. Please describe all alternatives proposed and why each was rejected in favor of the Offer followed by the Merger.

      2. The disclosure on page 13 states that "the Board unanimously recommends that shareholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer."
 Jonathan A. Shaw
Evans & Sutherland Computer Corporation
March 3, 2020
Page | 2

       Item 4 of Schedule 14D-9 and corresponding Item 1012(a) of Regulation M-A, as well as
       Rule 14e-2(a) of Regulation 14E, require that the "filing person" and "subject company,"
       respectively, provide the required disclosures. Please revise this statement (and other similar statements throughout this section) to expressly state the Company's position with respect to the Offer. Alternatively, please clarify that the Board's recommendation is being made on behalf of the Company.

   3. The disclosures on pages 31 and 32 indicate that the Projections contain non-GAAP financial measures. Please advise us how these disclosures comply with Rule 100 of
      Regulation G or, alternatively, provide the required reconciliation or explain in your response letter why compliance with Regulation G is not required.


                                         *      *      *


        We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Valian Afshar, Special Counsel, at (202) 551-8729, or me,
at (202) 551-3263.


                                                           Sincerely,

                                                           /s/ Christina Chalk

                                                           Christina Chalk
                                                           Senior Special
Counsel
                                                           Office of Mergers
and Acquisitions



cc: Jeffrey M. Jones, Esq. (via email)
Kevin R. Pinegar, Esq. (via email)
Durham Jones & Pinegar, P.C.